Filed by T-3 Energy Services, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: T-3 Energy Services, Inc.
Commission File No.: 0-19580
The following communication was distributed to certain customers of T-3 Energy Services, Inc. on October 6, 2010.
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MEMORANDUM
October 6, 2010
T-3 Customers:
     Today we were pleased to announce plans for our company to merge with Robbins & Myers, a diversified company with operations in energy, industrial, chemical and pharmaceutical markets worldwide. Energy products include hydraulic drilling power sections and Moyno downhole progressing cavity pumps.
     This is an exciting opportunity for our customers and for T-3. This combination will make both organizations stronger and better able to compete around the world. We share similar values of integrity and the importance of serving our customers. The expected benefits to our customers from this initiative include a broader international operating footprint, shared technologies that include elastomer molded products, and a broader product offering in oilfield related products and services.
     We expect to close the transaction later this year or in early 2011. When we integrate our products and services with Robbins & Myers, the combined company will be a stronger leader in oilfield services than either company is on a stand-alone basis.
     Please keep in mind that this announcement is the first step in a process. Before the companies can combine, certain conditions, such as stockholder and regulatory approvals, must be met. Both T-3 and Robbins & Myers will continue to operate independently until the transaction is approved and closed. While we know that you may have questions about this combination, we respectfully ask you not contact anyone at Robbins & Myers regarding this merger until the transaction is closed. In the interim T-3 will continue to work in the normal course of business on all projects with same current customer contacts, demonstrating to our customers that they can continue to count on the same exceptional level of service from T-3, without interruption.

     We know that this transition period will bring many questions. Our intent is to minimize confusion, keep everyone informed of the facts, and curtail the negative effects that rumors can create during this transition period. If you have questions, please feel free to ask your current T-3 customer contact, understanding that we may not have all the answers yet.
     We are excited about this combination. It’s good for both companies, and we believe it’s good for our customers as well. Thank you for your business, and we appreciate your continued support.
Steve Krablin
Forward-Looking Statements
     Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of T-3 Energy Services, Inc. (T-3) as a subsidiary of Robbins & Myers, Inc. (R&M) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of R&M or the stockholders of T-3 to approve the merger; satisfaction of the conditions to the closing of the merger (including the receipt of regulatory approvals; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to integration of T-3’s businesses and operations; delays, costs and difficulties relating to the proposed merger; the inability to or delay in obtaining cost savings and synergies from the merger; inability to retain key personnel; changes in the demand for or price of oil and/or natural gas, which has been significantly impacted by the worldwide recession and the worldwide financial and credit crisis; a significant decline in capital expenditures; the ability to realize the benefits of restructuring programs; increases in competition; changes in the availability and cost of raw materials; foreign exchange rate fluctuations as well as economic or political instability in international markets and performance in hyperinflationary environments, such as Venezuela; work stoppages related to union negotiations; customer order cancellations; the possibility of product liability lawsuits that could harm our businesses; events or circumstances which result in an impairment of, or valuation against, assets; the potential impact of U.S. and foreign legislation, government regulations, and other governmental action, including those relating to export and import of products and materials, and changes in the interpretation and application of such laws and regulations; the outcome of audit, compliance, administrative or investigatory reviews; proposed changes in U.S. tax law which could impact our future tax expense and cash flow; decline in the market value of our pension plan investment portfolios; and other important risk factors discussed more fully in R&M’s and T-3’s reports on Form 10-K for the years ended August 31, 2009 and December 31, 2009, respectively; their respective recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; their joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (SEC); and other reports filed by them from time to time with the SEC. Neither R&M nor T-3 undertakes any obligation to revise or update publicly any forward-looking statements for any reason.
Additional Information
     In connection with the proposed merger, R&M and T-3 intend to file documents relating to the merger with the SEC, including a registration statement of R&M, which will include a joint proxy statement of R&M and T-3. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT R&M, T-3 AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when they are available) and other documents containing information about R&M and T-3, without charge, at the SEC’s web site at www.sec.gov. Copies of R&M’s SEC filings also may be obtained for free by directing a request to Robbins & Myers, Inc., 51 Plum Street, Suite 260, Dayton, Ohio 45440, +1-(937) 458-6600. Copies of T-3’s SEC filings also may be obtained for free by directing a request to T-3 Energy Services, Inc., 7135 Ardmore, Houston, Texas 77054, +1-(713) 996-4110.
Participants in the Solicitation
     R&M and T-3 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the proposed merger. Information about these persons can be found in R&M’s Annual Report on Form 10-K for its fiscal year ended August 31, 2009, as filed with the SEC on October 26, 2009, R&M’s proxy statement relating to its 2010 Annual Meeting of Shareholders, as filed with the SEC on December 4, 2009, T-3’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 30, 2010, and T-3’s Current Report on Form 8-K filed with the SEC on June 16, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information about the special interests of these persons in the proposed merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed merger.